Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”) 1330 – 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

December 1, 2016

Item 3.	News Release

A news release with respect to this material change report was issued by Great Panther on December 1, 2016 through the services of CNW Group and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On December 1, 2016, Great Panther announced that further to a review of its Topia Mine operations in Durango, it has decided to suspend the operation of the processing facility for approximately three months to facilitate plant upgrades and a transition to a new tailings storage facility currently under construction.

This Material Change Report is incorporated by reference into Great Panther’s Base Shelf Prospectus dated October 31, 2016, available under Great Panther’s profile on SEDAR at www.sedar.com.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See attached news release dated December 1, 2016.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer
President & CEO
1-888-355-1766

Item 9.	Date of Report

December 1, 2016.

December 1, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER TEMPORARILY HALTS PROCESSING AT ITS TOPIA MINE TO FACILITATE TRANSITION TO NEW TAILINGS FACILITY

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that, further to a review of its Topia Mine operations in Durango, the Company has decided to suspend the operation of the processing facility for approximately three months, effective today, to facilitate plant upgrades and a transition to a new tailings storage facility (“TSF”) currently under construction. Mine operations will continue through the plant shutdown and all ore will be stockpiled and processed in 2017.

“While we are continuing with the geotechnical evaluations and assessments of the remaining capacity at the existing tailings facility, we have made the decision to suspend processing at Topia”, stated Robert Archer, President & CEO. “This will provide the opportunity to safely engage in improvements at the processing plant concurrently with the construction of the new TSF while continuing with mine and resource development. During the period of the shutdown we will maintain full employment at Topia as mining operations will continue and plant personnel will be employed in the upgrade and maintenance programs, training and other activities.”

The new TSF entails a change from wet deposition to dry stack, which best aligns with environmentally sound practices in the industry today. The project includes the installation of a thickener and filter presses, upgrades to the crushing plant, flotation circuits and ball mills some of which are already in progress. As preparation and permitting of the Phase II TSF continues, the efforts at the existing TSF will shift to dewatering to improve stability, and to transition toward a program of reclamation and remediation, all of which are in accordance with best closure practices. Simultaneously, a program of ore control optimization is being implemented throughout the mine to increase grades with the objectives of reducing unit costs and increasing metal production.

Accounting for the plant shutdown, the Company expects production for 2016 to come in just over 3.9 million silver equivalent ounces (“Ag eq oz”), slightly below its guidance of 4.0 - 4.2 million Ag eq oz. The Company is reaffirming its expectation to achieve the lower end of its guidance ranges for cash cost and all-in sustaining cost of $4.00 - 5.00 per payable silver ounce, and $12.00 - 14.00 per payable silver ounce, respectively. Better than planned cost performance to date is expected to more than offset any impact of cost increases attributed to the temporary plant shutdown.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements include but are not limited to statements regarding: the expected timing of the restart of processing operations at the Topia Mine, the expectation that mining operations will continue during the shutdown period; expectations with respect to the enhancement of operations at Topia, remediation and rehabilitation of the Phase I TSF, and production and cost guidance, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction (including the ability to complete necessary permitting obligations for the Phase II TSF), uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, changes in project parameters as plans continue to be refined, permitting risks, changes in geotechnical or engineering information available to the Company, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2015 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.  There is no assurance that such forward looking statements will prove accurate and results may vary materially from such forward looking statements.  Readers are cautioned not to place undue reliance on forward looking statements.  The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:    1 888 355 1766

Tel:         +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com